EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

NAME OF SUBSIDIARY	STATE OR OTHER JURISDICTION OF CORPORATION OR ORGANIZATION
ICS Technologies, Inc.	Delaware

ICST, Inc.	Pennsylvania

Integrated Circuit Systems PTE Ltd.	Singapore

Micro Networks Corporation	Delaware

Creative Electric Incorporated	New York

Andersen Laboratories, Inc.	Delaware

MNC Worcester Corporation	Delaware